                                                         Filed By VeriSign, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                       Subject Company:  Network Solutions, Inc.
                                                   Commission File No. 000-22967


                                 VERISIGN, INC.

                             SLIDE PRESENTATION FOR
                        CHASE H&Q TECHNOLOGY CONFERENCE
                                    MAY 2000


Slide 1:
[VeriSign Logo]

Investor Quiz
- Security services company
- B2C services company
- B2B services company
- New age utility
- Critical, recurring services for all markets

Slide 2:
[VeriSign Logo]

E-Business Transformation

Slide 3:
[VeriSign Logo]

Trust Transformation

Slide 4:
[VeriSign Logo]

The Need For Trust Services

Slide 5:
[VeriSign Logo]

Unbounded Opportunity
- B2C
  -  Retail: merchant identity, credit card protection
  -  Portals: validated members, private communications
  -  Finance: transaction privacy, risk management
  -  Government: citizen identity, transaction services
- B2B
  -  Employees:  secure access, certified communications
  -  Customers:  transaction confidentiality, payment services
  -  Finance: transaction privacy, funds transfer
  -  Supply chain: buyer/seller credentials, payment validation

Slide 6:
[VeriSign Logo]

Simple Strategy
Provide the Trust Services That Make E-Commerce Work
Slide 7:
[VeriSign Logo]

Authentication Services
- Digital certificates and digital signatures
- Managed PKI services
- Certificate directories and verification
- Stand-in authentication bureau
- Support for SSL, S/MIME, IPSec, WTLS

Slide 8:
[VeriSign Logo]

Payment Services
- Capture, authorization and settlement
- Multiple payment types
- Multiple payment processors
- Integration with key B2B/B2C apps
- Add-on services for fraud / tax / credit

Slide 9:
[VeriSign Logo]

Validation Services
- Digital notary
- Digital receipts
- Certified message delivery
- Digital archives and safes
- Initial service roll-outs in 1H'00

Slide 10:
[VeriSign Logo]

Website Market
- Leading market share
     Over 215,000 served, 118,000 in 1999
     Unit growth at 15% Q/Q last 8 quarters
- Upsell rates for add-on services now at 20%
- Distribution kicking in w/ over 3,000 resellers
- 10 million unit opportunity

Slide 11:
[VeriSign Logo]

Enterprise Market
- Approaching 1,000 B2C and B2B customers
- Expect to end 2000 as #1 in market share
- Renewal rates over 90%
- Deployment accelerating w/ key customers
- New opportunities in VPNs, ASPs, Exchanges

Slide 12:
[VeriSign Logo]

Marquis B2C and B2B Customers
International Strategy
- Franchise model
  -  Quickly meet international demand
  -  Deliver full portfolio of trust services
- Unique business approach
  -  VeriSign technology and know-how
  -  Partner infrastructure and local presence
  -  Joint branding and marketing
- Up-front license fees, downstream royalties

Slide 13:
[VeriSign Logo]

eSign and VeriSign
- Exclusive technology and marketing relationship
- Full range of services
- Operations center live
- Joint sales efforts
- VeriSign holds equity stake

Slide 14:
[VeriSign Logo]

Competitive Advantages
- First mover in managed trust services
- Unique technology platform & infrastructure
- Expanding set of critical e-commerce services
- Strong distribution & application partnerships
- Leading brand recognition
- Increasing barriers to entry

Slide 15:
[VeriSign Logo]

Financial Model
- Multiple revenue sources
  -  Website, Enterprise, Service Providers
- Recurring revenue streams
  -  Annual certificate processing fees
  -  Adding monthly payment processing fees
- Deferred revenue recognition
- Significant downstream visibility

Slide 16:
[VeriSign Logo]

Quarterly Revenue Growth
FY'99 Financial Highlights
- Excellent revenue growth
  -   Top-line & deferred
- Diversified customer base
- Continued margin improvement
- Strong balance sheet
- Positive cash flow from operations
- Positive operating and net income

Slide 17:
[VeriSign Logo]

Investment Highlights
- Enabler and beneficiary of E-commerce growth
- First mover in Internet "trust services"
- Key technology and infrastructure investments
- Powerful distribution relationships
- Leading market share and brand recognition
- Recurring revenue model

Slide 18:
[VeriSign Logo]

VeriSign's Trust Utility
Acquisition Impact
- Significantly broadens VeriSign opportunity
- Revenue acceleration
  -  5-10% in 2000, 15-20% in 2001
  -  Payments could be 25% or more long term
- Purchase transactions
  -  Goodwill amortized over 5 years or less
- Return to operating profitability in 2H'00

Slide 19:
[VeriSign Logo]

What's Coming in 2000
- ASPs, VPN service providers
  -  New wholesale "service center" offering
- B2B exchanges and market makers
  -  Integrated authentication and payment services
- Vertical market solutions
  -  Financial services, healthcare, government
- New validation services
- Wireless trust services
  -  Complete infrastructure offering

Slide 20:
[VeriSign Logo]

Safe Harbor

   During the course of this presentation, we may make projections or other forward looking statements regarding future events or the future financial performance of the companies. We wish to caution you that such statements are just projections and the actual events or results may differ materially. We refer you to the documents the companies have filed from time to time with the SEC, specifically each company's last filed Form 10-K and Form 10-Q. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in these projections and forward looking statements.

Slide 21:
[VeriSign Logo]

VeriSign / Network Solutions Merger Update

Slide 22:
[VeriSign Logo]

Simple Mission
Provide the Trust Services That Make the Internet and E-Commerce Work Every Transaction,
Every Communication,
Everywhere
"The E-Commerce Utility"

Slide 23:
[VeriSign Logo]

Strategy Highlights
- VeriSign to acquire Network Solutions
- Creates global Internet infrastructure leader
- Critical lifecycle services for every e-business
- Highly complementary fit: technology, customer set, channel, culture, business model
- Numerous top and bottom line synergies
- Over 9 million customers on a global basis

Slide 24:
[VeriSign Logo]

Transaction Highlights
- 1.075 VeriSign shares issued for each NSOL share
- Pro forma ownership (fully diluted): 60% VRSN / 40% NSOL
- Board composition: 6 VRSN/3 NSOL
- Key executives
  -  Stratton Sclavos - CEO, VeriSign Inc.
  -  Dana Evan - CFO, VeriSign Inc.
  -  Jim Rutt - CEO, NSI Subsidiary
  -  Bob Korzeniewski - Exec in charge of integration team
- Purchase accounting
- Targeted closing Q2/Q3 2000

Slide 25:
[VeriSign Logo]

Highly Complementary Fit
Network Solutions
- Market Leader in Infrastructure for Internet Identity and Presence
- First Mover in Domain Registration -- #1 Internet Registrar
- Exclusive Internet Registry, DNS Infrastructure
- Market Share and Brand Leader
- Over 260 Channel Partners, 4,000 resellers
- Subscription-Based Model
- Exceptional Financial Performance

VeriSign, Inc.
- Market leader in Infrastructure for Trusted E-Commerce
- First Mover in Digital Authentication and Global PKI
- Unique technology embedded in key Internet applications

- Market Share and Brand Leader
- Over 3,500 Channel Partners and 20 Global Affiliates
- Subscription-based Model
- Exceptional Financial Performance

Slide 26:
[VeriSign Logo]

Key Benefits of Merger
1. Infrastructure
   - Operate the critical routing, authentication and payment infrastructure for the Internet at large
2. Customers
   - Deliver services from initial web identity and presence through e-commerce and global trading
3. Financial
   - Subscription-based services to millions of customers provide for significant financial leverage and visibility

Slide 27:
[VeriSign Logo]

Critical Worldwide Infrastructure
- Web Identity
  -  Commercial Presences
  -  Simple e-Commerce
  -  Customer/Supplier Mgmt.
  -  Global Trading
- Globally Deployed
  -  Registry
  -  DNS
  -  Directory
  -  PKI
  -  Payment
  -  Validation
- Trusted Infrastructure

Slide 28:
[VeriSign Logo]

Potential Infrastructure Synergies
- Secure DNS services
  -  Digital certificates and signatures with domain names
  -  Provides un-spoofable address routing over Internet\
- International DNS services
  -  Dual byte encoding for domain name storage
  -  Provides international character set entry for domain names

- Real-time transaction routing services
  -  Co-location and integration routing and transaction services
  -  Allows for highly-scalable, multi-function infrastructure
- Other opportunities in wired and wireless location services

Slide 29:
[VeriSign Logo]

Potential Customer Synergies
The Web Lifecycle
- Web Identity
  -   Commercial Presences
  -   Simple e-Commerce
  -   Customer/Supplier Mgmt.
  -   Global Trading

Slide 30:
[VeriSign Logo]

Market Opportunity
Graphic depicting:


      160M                 40M                    10M                         .2M                  and .1M
Customers from Web    Customers from           Customers from            Customers from         Customers from
Identity Services     Commercial Presence      Simple E-Commerce         Customer/Supplier      Global Trading
such as:              Services such as:        Services such as:         Mgmt. Services such    Services such as:
                                                                         as:

* Domain Name;        * Website Creation; and  * Website                 * Extranet;            * Trusted Directories;
* Directory Listing;  * Global Name Mgmt.        Certificates; and       * VPNs;                * Buyer Credentials;
  and                                          * Credit Card Payments.   * Business Messaging;  * Seller Credentials;
* DNS Distribution.                                                        and                  * ACH Payments; and
                                                                         * Wireless.            * Digital Receipts.

Slide 31:
[VeriSign Logo]

Increasing Value Proposition
[Graphic depicting:


      $35/yr                $300/yr                  $1000/yr                   $50K/yr                 and $200K/yr
for Web Identity       for Commercial             for Simple                  for Customer/           for Global Trading
Services such as:      Presence Services          E-Commerce Services         Supplier Mgmt.          Services such as:
                       such as:                   such as:                    Services such as:

* Domain Name;         * Website Creation; and    * Website                   * Extranet;             * Trusted Directories;
* Directory Listing;   * Global Name Mgmt.          Certificates; and         * VPNs;                 * Buyer Credentials;
  and                                             * Credit Card Payments.     * Business Messaging;   * Seller Credentials;
* DNS Distribution.                                                             and Wireless.         * ACH Payments; and
                                                                                                      * Digital Receipts.]

Slide 32:
[VeriSign Logo]

Customer  Momentum
- 10 million domain names
- 250,000 e-commerce sites
- 1,000 enterprises
- 25 global affiliates
[partial list of customers]

Slide 33:
[VeriSign Logo]

Financial Synergies
- Multiple revenue sources
  -  Domains, web presence, authentication, payments, directory
- Recurring revenue streams
  -  Annual subscription fees, paid up-front
  -  Monthly payment processing and advertising fees
- Deferred revenue recognition
- Significant downstream visibility

Slide 34:
[VeriSign Logo]

Annual Revenue Profiles
[graphic depicting VeriSign's annual revenues of $1.4 million, $13.4 million, $38.9 million, and $84.8 million for 1996, 1997, 1998 and 1999, respectively and Network Solutions' annual revenues of $18.9 million, $45.3 million, $93.7 million and $220.8 million for the years 1996, 1997, 1998 and 1999, respectively.]

Slide 35:
[VeriSign Logo]

Q1 Business Highlights

                                  VRSN           NSOL
Revenues                         $34.1M         $98.2M

Q-Q Increase in Revenue              23%          29%
Deferred Revenue                $  43.0M       $ 405M
Q-Q Increase in Deferred             34%          29%
Pro-forma EPS*                  $  0.02        $0.20
Cash & Equivalents              $ 205.0M       $ 1.0B
Operating Cash Flow             $   2.5M       $ 118M
New Customers                     1,000          2.0M
                                 25,000          5.0M
-------------
* Does not include acquisition-related amortization charges.

Slide 36:
[VeriSign Logo]

Combined Internet Leadership
- Revenues & profitability
  - Top 3 in peer group with AOL and Yahoo
- Cash
  -  Top 3 in peer group in cash flow generation
  -  Over $1.0 B combined cash on balance sheets
- Business Customers
  -  Largest combined paying subscriber base
  -  Up-sell opportunities throughout customer lifecycle

Slide 37:
[VeriSign Logo]

Deal Status
- HSR and SEC filings complete
  -  No substantive comments
- Effective Date May 3, 2000
- Record date of May 3, 2000
- Stockholder votes set for June 8th, 2000
- Expect immediately following vote

Slide 38:
[VeriSign Logo]

Building the Internet Trust Utility
[graphic]

Slide 39:
[VeriSign Logo]

The Internet Trust Company
Quarterly Revenue Profiles
Deferred Revenue Profiles
Acquisition Impact
- Combination produces one of the most powerful business models on the Internet
- Combined market opportunity and synergies drive revenue acceleration and accretion on cash EPS
- Purchase accounting
  - Goodwill amortized over 3-5 years

Slide 40:
[VeriSign Logo]

The Internet Trust Company
- Critical Internet infrastructure services
- Untapped market opportunity
- Broad range of customer solutions
- Global distribution

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  With the exception of the historical data contained herein, this slide presentation contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of VeriSign and Network Solutions and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the VeriSign or Network Solutions stockholders to approve the merger; the risk that the VeriSign and Network Solutions businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new service offerings and, in particular, the risk that businesses and consumers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and competition in the various markets serviced by the combined company.

  For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the

"Factors That May Affect Future Results of Operations" section of the Management's Discussion and Analysis section of VeriSign's Form 10-K for 1999, Form 10-Q for the quarter ended September 30, 1999, the "Risk Factors" section of VeriSign's S-3 Registration Statement filed with the Securities and Exchange Commission on January 11, 2000, the "Factors Affecting Operating Results" section of the Management's Discussion and Analysis section of Network Solutions' Form 10-Q for the quarter ended September 30, 1999 that was filed with the Securities and Exchange Commission on November 15, 1999 and the "Risk Factors" section of Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999 and subsequently amended.

                    * * * * * * * * * * * * * * * * * * * *

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  Investors and security holders of both VeriSign and Network Solutions are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it contains important information. VeriSign and Network Solutions mailed the joint proxy statement/prospectus about the merger to their respective stockholders on May 8, 2000. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from VeriSign or Network Solutions by directing such requests to the respective addresses listed below.

  Requests for documents relating to        Requests for documents relating to
Network Solutions should be directed to:      VeriSign should be directed to:

        Network Solutions, Inc.                      VeriSign, Inc.
        505 Huntmar Park Drive                    1350 Charleston Road
     Herndon, Virginia  20170-5139        Mountain View, California  94043-1331
       Attn:  Investor Relations                 Attn:  Investor Relations
            (703) 742-0400                           (650) 961-7500